UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 5, 2008

—————————————

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 5.02. DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

On February 5, 2008, the Board of Directors (the "Board") of Irwin Financial Corporation (the "Corporation") approved Amendment Number One to the Irwin Financial Corporation Amended and Restated 2001 Stock Plan (the "Plan"). The Plan was amended to replace the Plan provisions relating to awards of phantom stock units with new provisions authorizing the grant of, and providing the terms and conditions for grants of, awards of restricted stock units.

A copy of Amendment Number One to the Plan is attached as Exhibit 10.1.

The Board approved the recommendation of the Compensation Committee (the "Committee") to award 7,660 Restricted Stock Units under Amendment Number One to Joseph LaLeggia, President of Irwin Commercial Finance Corporation, our indirect subsidiary. The Board also approved awards of performance-based restricted stock and options to other named executive officers, as well as awards of performance-based restricted stock and options to other members of senior management consistent with terms previously disclosed. The Board approved awards of restricted stock units to other members of senior management under Amendment Number One.

The form of agreement governing the performance-based restricted stock unit awards provides for a three-year vesting measurement period commencing on January 1st of the year in which the awards were made. The award units will vest (and the restrictions with respect to such units will lapse), if at all, based on the Corporation's average bonus payout level relative to target performance under the Irwin Financial Corporation Short-Term Incentive Plan (the "STIP") during the three years of the vesting measurement period, as certified by the Committee as soon as practicable following the period's expiration. The restrictions on any vested award units do not lapse until this certification is made by the Committee. Units that do not vest will automatically be deemed forfeited and returned to the Corporation.

A copy of the form of agreement governing the performance-based restricted stock unit awards is attached as Exhibit 10.2.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.   **Description**

10.1   Amendment Number One to the Irwin Financial Corporation
              Amended and Restated 2001 Stock Plan

10.2   Form of agreement governing the performance-based restricted stock
              unit awards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: February 11, 2008   By: /s/ Jody A. Littrell

_____

JODY A. LITTRELL
First Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment Number One to the Irwin Financial Corporation Amended and Restated 2001 Stock Plan
10.2	Form of agreement governing the performance-based restricted stock unit awards

Exhibit 10.1

AMENDMENT NUMBER ONE
TO THE IWIN FINANCIAL CORPORATION
AMENDED AND RESTATED 2001 STOCK PLAN

THIS AMENDMENT NUMBER ONE TO THE IRWIN FINANCIAL CORPORATION AMENDED AND RESTATED 2001 STOCK PLAN (this "**Amendment**") is effective as of February 5, 2008 (the "**Effective Date**").

1.   The words "Phantom Stock Unit" and "Phantom Stock Units" in the Irwin Financial Corporation Amended and Restated 2001 Stock Plan (the "**Original Plan**") are here by deleted and replaced with the words "Restricted Stock Unit" and "Restricted Stock Units," respectively.

2.   Section 10 of the Original Plan is hereby deleted in its entirety and replaced with the following:

Section 10. Restricted Stock Units

Section 10.1   *Grant of Restricted Stock Units*. Subject to the provisions of Sections 5 and 6, the Committee, at any time and from time to time, may grant Restricted Stock Units under the Plan to such Participants and in such amounts as it shall determine. Each grant of Restricted Stock Units shall be evidenced by an Award agreement which shall specify the number of shares of stock granted, the schedule for lapse of the restrictions or the period for measuring performance criteria or standards, and such other provisions as the Committee shall determine. If such Award agreement specifies a purchase price to be paid by Participant for the Restricted Stock Units, such price may be paid in any of the forms described under Sections 7.5(a)-(f) above.

(a)   The Committee may, at any time and from time to time, establish performance criteria or standards with respect to an Award of Restricted Stock Units. The performance criteria or standards shall be determined by the Committee in writing and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated and may be based on or adjusted for any other objective goals, events, or occurrences established by the Committee, provided that such criteria or standards relate to one or more of the following: earnings, earnings growth, revenues, expenses, stock price, market share, charge-offs, loan loss reserves, reductions in non-performing assets, return on assets, return on equity, or assets, investment, regulatory compliance, satisfactory internal or external audits (including risk management assessments), improvement of financial ratings, achievement of balance sheet or income statement objectives, extraordinary charges, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisition expenses including goodwill, unplanned stock offerings and strategic loan loss provisions. Such performance criteria or standards may be particular to a line of business, subsidiary or other unit or may be based on the performance of the Company generally.

(b)   The Committee shall, as soon as it deems practicable following the expiration of the period for measuring the achievement of any performance criteria or standards established by the Committee when granting an Award of Restricted Stock Units, certify in writing whether, or the extent to which, the applicable performance criteria or standards were in fact satisfied. For

purposes of this Section 10.1(b), approved minutes of the Committee shall be adequate written certification

Section 10.2   *Value.* Each Restricted Stock Unit shall represent one share of Stock.

Section 10.3   *Payment for Restricted Stock Units.*   After satisfaction of the vesting schedule and any performance criteria specified in the Award agreement, the holder of a Restricted Stock Unit shall be entitled to receive the then-current Fair Market Value of a share of Stock multiplied by the number of Restricted Stock Units granted.

Section 10.4   *Form and Timing of Payment*. Payment to Participant as described in Section 10.3 above may be made in cash, Stock, or a combination thereof as determined by the Committee. Payment shall be made in a lump sum. Payment shall be delivered to Participant as soon as practicable after the Restricted Stock Unit vests, and in any event no later than 2½ months after the end of the tax year in which the Restricted Stock Unit is no longer subject to a substantial risk of forfeiture.

Section 10.5   *Termination of Employment or Service; Change in Control; Performance Criteria*. Unless otherwise provided in the Award agreement for the Restricted Stock Unit, the following shall apply:

(a)   Termination of Employment or Service Due to Death or Disability. In the event a Participant's employment or service as a Non-Employee Director is terminated due to death or disability, all Restricted Stock Units shall immediately vest and all performance criteria specified in the Award agreement shall be deemed satisfied and payment shall be made in accordance with Section 10.4 (and any dividends or distributions that have accumulated shall be payable in accordance with Section 10.7).

(b)   Termination of Employment or Service for Reasons Other than Death or Disability. In the event that a Participant's employment or service as a Non-Employee Director is terminated for any reason other than death or disability prior to vesting and the satisfaction of any applicable performance criteria, then any Restricted Stock Units that are not vested and for which the applicable performance criteria have not been satisfied at the date of such termination (together with any dividends or distributions that have accumulated) automatically shall be forfeited and returned to the Company; provided, however, that, in the event of retirement or an involuntary termination of the employment of a Participant by the Company other than for cause, the Committee in its sole discretion may waive the automatic forfeiture of any or all such Restricted Stock Units (and any related dividends or distributions accumulated with respect thereto).

(c)   Change in Control. Unless otherwise provided in the Award agreement, upon a Change in Control, all Restricted Stock Units shall immediately vest and all performance criteria specified in the Award agreement shall be deemed satisfied and payment shall be made in accordance with Section 10.4 (and any dividends or distributions that have accumulated shall be payable in accordance with Section 10.7).

(d)   Use of Performance Criteria. In connection with an Award of Restricted Stock Units based on the performance criteria or standards established by the Committee, the Restricted Stock Units Award agreement may specify that the restrictions on will lapse proportionately relative to the degree, if any, to which performance criteria or standards established by the Committee at the time of granting the Award have been achieved as of the expiration of the relevant measurement period, as certified by the Committee pursuant to Section 10.1(b) above, in

which case, upon such certification: (i) the restrictions provided in this Section 10 shall lapse on the number of such Restricted Stock Units, if any, that is in proportion to the degree to which the performance criteria or standards have been achieved, as certified by the Committee, and (ii) the balance of such Restricted Stock Units automatically shall be forfeited and returned to the Company (together with any dividends or distributions that have accumulated).

Section 10.6 *Nontransferability*. No Restricted Stock Units granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. All rights with respect to Restricted Stock Units granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

Section 10.7 *No Dividend Payments*. Unless otherwise set forth in the Award agreement, a Participant granted Restricted Stock Units shall not be credited with any dividends which would be received with respect to an equivalent number of shares of Stock. If a Participant is entitled to dividends, then the dividends shall be paid to the Participant as soon as practicable after the dividend date, and in no event later than 2½ months after the end of the tax year in which the dividend is no longer subject to a substantial risk of forfeiture.

3.   Except as specifically amended herein, all other terms and conditions contained in the Original Plan shall remain unchanged and shall continue in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the Board of Directors has caused this Amendment Number One to the Irwin Financial Corporation 2001 Stock Plan to be amended effective as of the Effective Date.

IRWIN FINANCIAL CORPORATION

By: /s/ Matthew F. Souza
     Printed: Matthew F. Souza
     Its: Secretary and Chief Administrative Officer

Exhibit 10.2

IRWIN FINANCIAL CORPORATION
2001 STOCK PLAN
RESTRICTED STOCK UNIT AGREEMENT
(WITH PERFORMANCE CRITERIA)

1.   **Grant of Restricted Stock Unit Award**. Irwin Financial Corporation, an Indiana corporation (the "Company") hereby grants to _____ the number of Restricted Stock Units set forth in the Notice of Restricted Stock Unit Award subject to the terms, definitions and provisions of the Company's 2001 Stock Plan (the "Plan"), the terms of which are incorporated herein by reference. Pursuant to Section 4 of the Plan, all determinations and interpretations with respect to the Plan or this Agreement shall be made by the Committee. Except to the extent expressly provided herein, capitalized terms used in this Agreement shall have the same meaning ascribed thereto in the Plan.

2.   **Award**. Pursuant to Section 10 of the Plan, Participant is hereby granted an Award of Restricted Stock Units described on the Notice of Restricted Stock Unit Award attached hereto.

3.   **Restrictions; Restricted Period; Performance Standard for Vesting; Dividends**.

      (a)   *Restrictions*. The Restricted Stock Units covered by the Award shall be subject to the restrictions set forth in Section 10 of the Plan, which include, but are not limited to, prohibitions on the sale, transfer, assignment, pledge or encumbrance of the Restricted Stock Units, prior to the Committee Certification Date, as described below and on the Notice of Restricted Stock Unit Award attached hereto (the period ending on such date for Restricted Stock Units is hereinafter referred to as the "Restricted Period").

      (b)   *Restricted Period; Vesting Measurement Period; Committee Certification Date*. The Restricted Period shall be a period commencing on the date of this Award and ending on the Committee Certification Date (as defined below). The period for measuring the performance standard for vesting of the Restricted Stock Units covered by this Award (the "Vesting Measurement Period") shall be a period of three calendar years commencing on January 1st of the year in which this Award was granted and ending on December 31st of the second full year following the year in which the Award was granted. The Committee Certification Date is the date on which the Committee certifies the Vesting Calculation (as defined below) pursuant to Section 10.1(b) of the Plan, which certification shall occur as soon as practicable following the expiration of the Vesting Measurement Period or, in the event of Participant's death, disability or Approved Retirement, within sixty (60) days after such event occurs.

(c)   *Performance Standard for Vesting*. Restricted Stock Units covered by this Award will vest (and the restrictions with respect thereto will lapse) based on the Company's average bonus payout level relative to target performance under the Irwin Financial Corporation Short-Term Incentive Plan ("IFC STIP") during the three years of the Vesting Measurement Period, as certified by the Committee on the Committee Certification Date and as more particularly described below in this Section 3(c). Specifically, the number of Restricted Stock Units covered by this Award that will vest at the end of the Restricted Period, if any, will be determined by a fraction, expressed as a percentage (and rounded to the nearest whole share), the numerator of which is the sum of the IFC Bonus Multiples used for each of the three years of the Vesting Measurement Period, and the denominator of which is 3 (the "Vesting Calculation"); provided, however, that in no event shall the Vesting Calculation exceed 100%. For purposes of this Section 3(c), the "IFC Bonus Multiple" means, with respect to a particular IFC STIP performance year, the multiple, expressed in terms relative to a 1X target award opportunity under the IFC STIP, which is determined by the Committee in its sole discretion for use in calculating the bonus payout to IFC STIP participants for the Company's performance in such year. For example (and for illustrative purposes only), in the case of an award of 1,000 Restricted Stock Units where the IFC Bonus Multiples used for performance in the years 2007, 2008 and 2009 are 0.5, 1.0 and 1.0, respectively, the Vesting Calculation would be 83.33% (2.5 divided by 3), and the number of vested Restricted Stock Units would be 833. The number of Restricted Stock Units covered by this Award that do not vest pursuant to this Section 3(c) at the end of the Restricted Period shall automatically be deemed to be forfeited and returned to the Company.

4.   **Termination of Employment or Service**.

(a)   *Termination of Employment or Service Due to Death, Disability or Approved Retirement*. In the event a Participant's employment or service as a director is terminated by reason of death, Disability (as defined below) or Approved Retirement during the Vesting Measurement Period, the provisions of clauses 4(a)(i) through (iii) below shall govern the extent to which the Restricted Stock Units covered by this Award shall vest and shall be paid to the Participant pursuant to the Plan, if at all:

(i)   the number of Restricted Stock Units covered by this Award that shall vest upon death, Disability, or Approved Retirement of the Participant shall be determined in the same manner as provided in Section 3(c) above, except that (x) the IFC Bonus Multiple used to determine the bonus payout to IFC STIP participants for performance in the year of the separation from service and any future year of the applicable Vesting Measurement Period shall be disregarded in the numerator of the fraction used in the Vesting Calculation (it being understood that the number "3" shall remain the denominator in such fraction), and (y) the maximum percentage of such vested shares relative

to the total number of shares covered by this Award shall in no event be greater than the Time Vesting Percentage Cap;

   (ii) the Committee shall meet within sixty (60) days of the date of death, Disability determination or Approved Retirement in order to certify the Vesting Calculation, whereupon the Restricted Period on the number of Restricted Stock Units that vest pursuant to clause 4(a)(i) above, if any, shall terminate, and such vested Restricted Stock Units shall thereupon be free of restrictions; and

   (iii) the number of Restricted Stock Units that do not vest pursuant to clause 4(a)(i) above shall automatically be deemed to be forfeited and returned to the Company; provided, however, that the Committee in its sole discretion may waive such automatic forfeiture of any or all such Restricted Stock Units (and any related dividends or distributions accumulated with respect thereto).

  (b) *Termination of Employment due to Reasons other than Death, Disability or Approved Retirement*. In the event that a Participant's employment or service as a director is terminated for any reason other than death, Disability or Approved Retirement during the Vesting Measurement Period, the Participant will forfeit any Restricted Stock Units that are not yet vested (and any related dividends or distributions accumulated with respect thereto) and shall have no further rights to the Restricted Stock Units or any accumulated dividends or distributions or other amounts attributable thereto.

  (c) *Certain Definitions*. For purposes of this Agreement, the capitalized terms used above in this Section 4 have the following meanings:

   (i) "Disability," means the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering the employees of the Irwin company that employs the Participant;

   (ii) "Approved Retirement" means termination of a Participant's employment (A) on or after the normal retirement date or (B) with the Committee's approval, on or after any early retirement date established under any retirement plan maintained by the Company or a subsidiary and in which the Participant participates; provided that, in each case, the Committee may require, as a condition to a Participant's retirement being an "Approved Retirement" for purposes of this

Agreement, that the Participant enter into a general release of claims, non-solicitation and/or non-competition agreement in form and substance satisfactory to the Company; and

(iii)   "Time Vesting Percentage Cap" means, with respect to the calculation of the number of a Participant's Restricted Stock Units that vest upon his or her death, Disability, or Approved Retirement, a fraction, expressed as a percentage, the numerator of which is the number of such Participant's completed calendar years of service during the Vesting Measurement Period and the denominator of which is 3 (with the number of vested shares derived from such percentage being rounded to the nearest whole share). For example (and for illustrative purposes only), in the case of a Participant's Approved Retirement in 2009 where the Participant holds 1,000 Restricted Stock Units and where the IFC Bonus Multiples used for performance in the years 2007 and 2008 had been 1.0 and 2.0, respectively, the Time Vesting Percentage Cap would be 66.67% (2 years of completed calendar years of service divided by 3), and the number of vested shares would be 667 shares.

5.   **Change in Control**. Upon Change in Control, the Vesting Measurement Period on all outstanding Restricted Stock Units shall terminate and, the Restricted Stock Units shall vest in full and shall be paid to the Participant pursuant to the Plan.

6.   **Withholding Tax Obligations**.

(a)   *General Withholding Obligations.* As a condition of the receipt of payment with respect to Restricted Stock Units, Participant shall make such arrangements as the Company may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such receipt. The Company shall not be required to make any payment under the Plan until such obligations are satisfied. Participant understands that, upon receipt of the payment, he or she will recognize income for tax purposes in an amount equal to the payment. If Participant is an employee, the Company will be required to withhold from Participant's compensation, or collect from Participant and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income. Participant shall satisfy his or her tax withholding obligation by one or some combination of the following methods: (i) by cash or check payment, (ii) out of Participant's current compensation, (iii) if payment is made in stock and if permitted by the Company in its sole discretion by surrendering to the Company shares which (A) in the case of shares previously acquired from the Company, have been owned by Participant for more than six months on the date of surrender, and (B) have a Fair Market Value determined as of the applicable Tax Date (as defined in section (c) below) on the date of surrender equal to the amount required to be withheld, or (iv) by electing to have the Company withhold from the payment an amount equal to the amount required to be withheld.

(b)   *Stock Withholding to Satisfy Withholding Tax Obligations.* In the event the Company allows Participant to satisfy his or her tax withholding obligations as provided in section (a)(iii) above, such satisfaction must comply with the requirements of this section (b) and all applicable laws. All elections by Participant to have shares withheld to satisfy tax withholding obligations shall be made in writing in a form acceptable to the Company and shall be subject to the following restrictions:

        (i)   the election must be made on or prior to the applicable Tax Date (as defined in section (c) below);

        (ii)   once made, the election shall be irrevocable as to the particular shares to which the election is made; and

        (iii)   all elections shall be subject to the consent or disapproval of the Committee.

(c)   *Definitions.* For purposes of this Section 6, the Fair Market Value of the Stock to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined under applicable tax laws (the "Tax Date").

7.   **Beneficiary**. The Participant may name, from time to time, any beneficiary or beneficiaries to whom the Restricted Stock Units shall be paid in case of death. Each designation shall be on a form prescribed for such purpose by the Committee and shall be effective only as set forth therein.

8.   **Tax Consequences**. The tax laws and regulations governing the personal income tax impact of this Award and the receipt and disposition of the Restricted Stock Units hereunder are complex and subject to change. Participant should promptly consult his or her personal tax advisor upon receipt of this Award.

9.   **Binding Effect**. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

[signature page follows]

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

IRWIN FINANCIAL CORPORATION

By: _____

Name:
Title:

PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE LAPSE OF RESTRICTIONS PURSUANT TO THE AWARD HEREOF IS EARNED BY CONTINUING EMPLOYMENT OR SERVICE AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED OR BEING GRANTED THIS AWARD). PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT, NOR IN THE COMPANY'S STOCK INCENTIVE PLAN WHICH IS INCORPORATED HEREIN BY REFERENCE, SHALL CONFER UPON PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION OF EMPLOYMENT BY THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH PARTICIPANT'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE PARTICIPANT'S EMPLOYMENT AT ANY TIME, WITH OR WITHOUT CAUSE.

Participant acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Award subject to all of the terms and provisions thereof. Participant has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award and fully understands all provisions of the Award. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under the Plan or this Award.

Dated:_____   _____

_____

TO BE A VALID ACCEPTANCE BY PARTICIPANT, THIS AGREEMENT MUST BE SIGNED AND DATED BY PARTICIPANT, AND RETURNED TO THE COMPANY WITHIN 30 DAYS OF THE RESTRICTED STOCK UNIT GRANT.

IRWIN FINANCIAL CORPORATION
2001 STOCK PLAN
NOTICE OF RESTRICTED STOCK UNIT AWARD
WITH PERFORMANCE CRITERIA

_____

Pursuant to the terms of the attached Restricted Stock Unit Agreement and the Amended and Restated Irwin Financial Corporation 2001 Stock Plan, you have been awarded Restricted Stock Units (the "Award") of Irwin Financial Corporation (the "Company") as follows:

Date of Award:

Compensation Committee
Approval Date:

Total Number of Restricted Stock Units
Granted:

Restricted Period; Vesting Measurement Period:	The Restricted Period commences on the date of this Award and ends on the Committee Certification Date (as defined below). The Vesting Measurement Period, which is the period over which the performance standard for vesting will be measured, is three calendar years, commencing on January 1st of the year in which this Award was granted and ending on December 31st of the second full year following the year in which the Award was granted. The Committee Certification Date is the date on which the Compensation Committee certifies the calculation of the percentage of vested Restricted Stock Units based on the performance standard for vesting as soon as it deems practicable following the end of the Vesting Measurement Period.
Performance Standard for Vesting:	See Section 3(c) of the Restricted Stock Award Agreement.